Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
WeRide (Singapore) Pte. Ltd.	Singapore
WeRide Middle East General Trading Ltd	Abu Dhabi
WeRide HongKong Limited	Hong Kong
WeRide Corp.	Delaware, United States
Guangzhou Wenyuan Zhixing Technology Co., Ltd.	PRC
Wuxi WeRide Intelligent Technology Co., Ltd.	PRC
Guangzhou Jingqi Technology Co., Ltd.	PRC
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	PRC
Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd.	PRC
Shanghai Wenyuan Zhixing Technology Co., Ltd.	PRC
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.	PRC
Wenyuan Jingxing (Beijing) Technology Co., Ltd.	PRC